Exhibit 99.3

Bureau of Cannabis Control (833) 768-5880 Adult-Use and Medicinal - Retailer License Provisional Storefront LICENSE NO: C10-0000044-LIC LEGAL BUSINESS NAME: BUD AND BLOOM PREMISES: 1327 ST. GERTRUDE PL E SANTA ANA, CA 92705 VALID: 5/10/2019 EXPIRES: 5/9/2022 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039